EXHIBIT 99.1

Equinor to commence third tranche of the 2022 share buy-back programme

Equinor (OSE: EQNR, NYSE: EQNR) will commence on 28 July 2022 the third tranche of around USD 1.833 billion of the 2022 share buy-back programme, as announced in relation with the second quarter results on 27 July 2022.

Based on the strength of the balance sheet and the outlook for commodity prices, the board has decided to initiate a third tranche of share buy-back of around USD 1.833 billion and increase the target level of share buy-back for 2022 from previously communicated USD 5 billion up to USD 6 billion. The third tranche will commence on 28 July and will end no later than 26 October 2022. The third tranche of around USD 1.833 billion includes shares to be redeemed from the Norwegian State.

The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part of the programme will be cancelled.

According to an agreement between Equinor and the Norwegian State, the Norwegian State will participate in share buy-backs on a proportionate basis, ensuring that its ownership interest in Equinor remains unchanged at 67%.

The share buy-back programme for 2022 will be structured into tranches where Equinor will buy back a certain value in USD of shares over a defined period. For the third tranche for 2022, running from 28 July 2022 until no later than 26 October 2022, Equinor is entering into a non-discretionary agreement with a third party who will make its trading decisions independently of the company.

In this third tranche, shares for up to around USD 605 million will be purchased in the market, implying a total second tranche of around USD 1.833 billion including redemption of shares from the Norwegian State.

The execution of further tranches of the share buy-back programme for 2022 will be notified to the market.

Further information about the share buy-back programme and the second tranche:

The third tranche of the share buy-back programme for 2022 is based on an authorisation granted to the Board of Directors at the annual general meeting 11 May 2022. According to the authorisation, the maximum number of shares to be purchased in the market is 75 000 000, the minimum price that can be paid for shares is NOK 50, and the maximum price is NOK 1 000. The authorisation is valid until the earliest of 30 June 2023 and the annual general meeting in 2023.

Equinor has an agreement with the Norwegian State whereby the State will vote for the cancellation of shares purchased pursuant to the authorisation, and the redemption of a proportionate number of its shares in order to maintain its ownership share in the company. The price to be paid to the State for redemption of shares shall be the volume-weighted average of the price paid by Equinor for shares purchased in the market plus an interest rate compensation, adjusted for any dividends paid, in the period up until final settlement with the State.

In the third tranche in 2022, shares will be purchased on the Oslo Stock Exchange. Transactions will be conducted in accordance with applicable safe harbour conditions, and as further set out i.a. in the Norwegian Securities Trading Act of 2007, EU Commission Regulation (EC) No 2016/1052 and the Oslo Stock Exchange's Guidelines for buy-back programmes and price stabilisation February 2021.

The Board of Directors will propose to the annual general meeting in 2023 to cancel purchased shares in this third tranche and redeem the proportionate number of State shares. Any shares purchased in subsequent tranches will follow a similar process with cancellation and redemption at the following annual general meeting.

This is information that Equinor is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

Further information from:

Investor relations
Mads Holm, senior vice president Treasury & Tax and Investor Relations,
+ 47 909 55 417

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584